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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                               ________________

                               SCHEDULE 14D-1/A
              Tender Offer Statement Pursuant to Section 14(d)(1)
                    of the Securities Exchange Act of 1934
                               (Amendment No. 2)
                               (Final Amendment)

                                NetWorth, Inc.
                           (Name of Subject Company)

                              Compaq-Dallas, Inc.
                                   (Bidder)
                      a direct wholly owned subsidiary of
                          Compaq Computer Corporation

                    Common Stock, $0.01 Par Value Per Share
                        (Title of Class of Securities)

                                   64122110
                     (CUSIP Number of Class of Securities)

                                Wilson D. Fargo
                        Senior Vice President, General
                             Counsel and Secretary
                          Compaq Computer Corporation
                                 20555 SH 249
                                P.O. Box 692000
                              Houston, TX  77070
                           Telephone: (713) 514-1463
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidder)

                                  Copies to:
                               Christopher Mayer
                             Davis Polk & Wardwell
                             450 Lexington Avenue
                           New York, New York  10017
                          Telephone:  (212) 450-4000

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 CUSIP NO.  64122110

   1                      NAMES OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Compaq Computer Corporation
                          76-0011617

   2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
   3                      SEC USE ONLY

   4                      SOURCE OF FUNDS*
                            BK, WC

   5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)         [ ]

   6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

   7                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          7,232,236 shares of common stock

   8                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
                          EXCLUDES CERTAIN SHARES*                      [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) Approximately 90.8 percent of outstanding shares of common stock

  10                      TYPE OF REPORTING PERSON*
                          HC, CO




 CUSIP NO. 64122110

   1                      NAMES OF REPORTING PERSONS
                          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON Compaq-Dallas, Inc.

   2                      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]
   3                      SEC USE ONLY

   4                      SOURCE OF FUNDS*
                            BK   WC

   5                      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                          REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f)        [ ]

   6                      CITIZENSHIP OR PLACE OF ORGANIZATION
                          Delaware

   7                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                          REPORTING PERSON
                          7,232,236 shares of common stock

   8                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
                          EXCLUDES CERTAIN SHARES*                     [ ]

   9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) Approximately 90.8 percent of outstanding shares of common stock

  10                      TYPE OF REPORTING PERSON*
                          CO


     This amends and supplements the Tender Offer Statement on Schedule 14D-1 of Compaq-Dallas, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Parent"), filed by Purchaser and Parent with the Securities and Exchange Commission (the "Commission") on November 9, 1995 (the "Schedule 14D-1"), as the Schedule 14D-1 was amended by Amendment No. 1 filed on November 28, 1995 in connection with the offer by Purchaser for all outstanding shares of Common Stock, $.01 par value, of NetWorth, Inc., a Delaware corporation (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as set forth in the Schedule 14D-1.

Item 6. Interest in Securities of the Subject Company

        (a) and (b). Item 6 is hereby amended and supplemented by adding to the end thereof the following:

        The Offer expired at 12:00 Midnight, New York City time, on Friday, December 8, 1995. According to a preliminary count by the Depositary as of Midnight New York City time, on Friday, December
        8, 1995, there were validly tendered pursuant to the Offer
        7,232,236 Shares (including 319,449 Shares subject to guarantees of or receipt of additional documentation) which represents approximately 90.8% of the Shares currently outstanding. Pursuant to the Offer, Purchaser accepted for payment all such Shares validly tendered according to the terms of the Offer.

Item 11.Material to be Filed as Exhibits

        Item 11 is hereby amended to add the following exhibit:

        (a)(8)  Press release issued by Parent on December 11, 1995



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 1995


                                 Compaq-Dallas, Inc.



                                 By  /s/ David J. Schempf
                                   -----------------------------
                                   David J. Schempf
                                   Vice President & Treasurer


                                 Compaq Computer Corporation




                                 By  /s/ David J. Schempf
                                   -----------------------------
                                   David J. Schempf
                                   Vice President, Corporate
                                   Finance, Corporate Controller
                                   & Treasurer